UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

EMPERY DIGITAL INC.
(Name of Registrant as Specified In Its Charter)

ATG CAPITAL OPPORTUNITIES FUND LP ATG CAPITAL MANAGEMENT LP ATG CAPITAL MANAGEMENT GP LLC GABRIEL D. GLIKSBERG JAMES C. ELBAOR MEREDITH S. KIRSHENBAUM AARON T. MORRIS
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

Explanatory Note

This amended proxy card is being filed for the sole purpose of updating the proxy card included with ATG Capital Opportunities Fund LP’s definitive proxy statement supplement filed with the Securities and Exchange Commission on September 8, 2026 to correct a clerical error with respect to the year of the annual meeting referenced in Proposal 1.

GOLD UNIVERSAL PROXY CARD

EMPERY DIGITAL INC.

2026 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY AND ON BEHALF OF ATG CAPITAL OPPORTUNITIES FUND LP AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THIS PROXY IS NOT SOLICITED BY OR ON BEHALF OF MANAGEMENT.

P     R     O     X     Y

The undersigned appoints Gabriel D. Gliksberg, John Ferguson and Lori Marks-Esterman, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Empery Digital Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2026 Annual Meeting of Stockholders of the Company scheduled to be held online at www.virtualshareholdermeeting.com/EMPD2026 on Wednesday, October 14, 2026, at 10:00 A.M., Central Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and, to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended, in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to ATG Capital Opportunities Fund LP (together with the other participants in its solicitation, “ATG Capital”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE FOUR (4) ATG NOMINEES AND “FOR” THE FIVE (5) COMPANY NOMINEES UNOPPOSED BY ATG CAPITAL IN PROPOSAL 1, “AGAINST” PROPOSAL 2 AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with ATG Capital’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD UNIVERSAL PROXY CARD

[X] Please mark vote as in this example

ATG CAPITAL Strongly RECOMMENDS THAT STOCKHOLDERS VOTE “for” THE FOUR (4) ATG NOMINEES AND “FOR” THE FIVE (5) COMPANY NOMINEES UNOPPOSED BY ATG CAPITAL, AND NOT TO VOTE “FOR” ANY OF THE REMAINING COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES “FOR” UP TO NINE (9) NOMINEES IN TOTAL. IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

1.	To elect nine (9) directors to the Board of Directors to serve until the Company’s 2027 annual meeting of stockholders.

ATG NOMINEES	FOR	WITHHOLD
a) James C. Elbaor	☐	☐
b) Gabriel D. Gliksberg	☐	☐
c) Meredith S. Kirshenbaum	☐	☐
d) Aaron T. Morris	☐	☐

COMPANY Nominees UNOPPOSED BY ATG Capital	FOR	WITHHOLD
a) Jonathan Foster	☐	☐
b) Matthew Homer	☐	☐
c) John Kim	☐	☐
d) E. Taylor Robertson	☐	☐
e) Adrian Solgaard	☐	☐

COMPANY Nominees OPPOSED BY ATG Capital	FOR	WITHHOLD
a) Rohan Chauhan	☐	☐
b) Ryan Lane	☐	☐
c) Orn Olason	☐	☐
d) Ian Read	☐	☐

GOLD UNIVERSAL PROXY CARD

ATG CAPITAL RECOMMENDS STOCKHOLDERS VOTE “AGAINST” PROPOSAL 2.

2.	The Company’s proposal to approve the adoption of the Empery Digital Inc. 2025 Stock Plan and 6,846,589 shares of common stock reserved for issuance under the 2025 Stock Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

ATG CAPITAL RECOMMENDS STOCKHOLDERS VOTE “FOR” PROPOSAL 3.

3.

The Company’s proposal to ratify the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the audit of the Company’s financial statements for the fiscal year ending December 31, 2026 and the review of the Company’s quarterly financial statements for the fiscal quarters ending March 31, June 30, and September 30, 2027.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.